Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-112598



PROSPECTUS SUPPLEMENT NO. 6
TO PROSPECTUS DATED APRIL 21, 2004




                         CASUAL MALE RETAIL GROUP, INC.

                        $100,000,000 Principal Amount of
                   5% Convertible Subordinated Notes Due 2024
                                       and
          Shares of Common Stock Issuable Upon Conversion of the Notes
                                _________________

      This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $100 million aggregate principal amount of 5% Convertible Subordinated Notes due 2024 issued by Casual Male Retail Group, Inc. and the shares of common stock issuable upon conversion of the notes.

      This prospectus supplement should be read in conjunction with the prospectus dated April 21, 2004, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

      Investing in the notes or the common stock offered by the prospectus involves risks that are described in the "Risk Factors" section beginning on page 8 of the prospectus.

                                _________________

      Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                _________________

      The date of this prospectus supplement is March 11, 2005.

      The information in the table appearing under the heading "Selling Securityholders" beginning on page 46 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superceding the information with respect to persons listed in the prospectus that are listed below.

      The following table sets forth certain information as of February 28, 2005, except where otherwise noted, concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each holder at an initial conversion price of $10.65 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the notes or the common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the named selling securityholders will sell all of the notes or convert all of the notes and sell all of the common stock issuable upon conversion of the notes offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.


                                                                                                  Other Shares of
                                                                                                   Common Stock
                                                                                                   Beneficially
                                                                                                   Owned Before
                                            Aggregate                              Shares of       the Offering
                                            Principal                             Common Stock     and Assumed to
                                            Amount of Notes    Percentage of      Issuable Upon      be Owned
                                            Beneficially       Common Stock       Conversion of     Following the   Percentage of
                                            Owned and         Notes Outstanding    the Notes         Offering       Outstanding
Name*                                       Offered                  **                ***                              ****
------------------------------------------  ---------------   -----------------   -------------   ---------------   -------------
ACE Tempest Reinsurance Ltd.(1)                 120,000              -                11,268           None              -
Delta Air Lines Master Trust(1)                 225,000              -                21,128           None              -
Gaia Offshore Master Fund, Ltd(2)             2,250,000              -               211,275           None              -

------------------------
(1) Oaktree Capital Management, LLC ("Oaktree") serves as investment advisor to the selling securityholder and has voting and investment power in regard to its securities listed on this table. Mr. Andrew Watts is a managing director of Oaktree and is the portfolio manager for the selling securityholder. Oaktree and its employees and members disclaim beneficial ownership of such shares of common stock.

(2) Promethean Asset Management, LLC serves as investment advisor to the selling securityholder and has voting and investment power in regard to its securities listed on this table. Promethean Asset Management, LLC disclaim


                                                                                                  Other Shares of
                                                                                                   Common Stock
                                                                                                   Beneficially
                                                                                                   Owned Before
                                              Aggregate                            Shares of       the Offering
                                              Principal                           Common Stock     and Assumed to
                                              Amount of Notes   Percentage of     Issuable Upon      be Owned
                                              Beneficially      Common Stock      Conversion of     Following the   Percentage of
                                              Owned and        Notes Outstanding   the Notes         Offering       Outstanding
Name*                                         Offered                 **               ***                              ****
--------------------------------------------  ---------------  -----------------  -------------   ---------------   -------------
General Motors Employees Global Group
Pension Trust(1)                                  545,000             -               51,176           None              -
General Motors Foundation, Inc.(1)                 60,000             -                5,634           None              -
HCA Multi-Strategy Trust(1)                       175,000             -               16,433           None              -
Lyxor/Gaia II Fund Ltd.(2)                        750,000             -               70,425           None              -
OCM Global Convertible Securities Fund(1)          60,000             -                5,634           None              -
OCM High Income Convertible Fund II Limited
Partnership(1)                                    215,000             -               20,189           None              -
OCM High Income Convertible Limited
Partnership(1)                                    535,000             -               50,237           None              -
RenaissanceRe Holdings Ltd.(1)                    270,000             -               25,353           None              -
Richard King Mellon Foundation(1)                 130,000             -               12,207           None              -
San Diego County Employee's Retirement
Association(1)                                     60,000             -                5,634           None              -
The Long-Term Investment Trust(1)                 845,000             -               79,346           None              -
Tripar Partnership(1)                             120,000             -               11,268           None              -
Virginia Retirement System(1)                     640,000             -               60,096           None              -


*     Other selling securityholders may be identified at a later date.

      Certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholders did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to registration statement of which this prospectus is a part to designate such person as an "underwriter" within the meaning of the Securities Act of 1933.

** Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding Notes.


---------------------
beneficial ownership of such shares of common stock. The selling securityholder is an affiliate of Promethean Capital Group LLC, a registered broker-dealer.

*** Assumes conversion of all of the holder's notes at our initial conversion rate of approximately 93.90 shares of common stock per 1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under "Description of Notes--Conversion." As a result, the number of shares of common stock issuable upon conversion of the notes may change in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under "Description of Notes--Conversion."

**** Based on the 34,217,796 outstanding shares of CMRG as of December 1, 2004, none of these selling securityholders would beneficially own 1% or more of the outstanding shares following the sale of securities in the offering.